

March 5, 2014

Via E-mail
Douglas N. Raucy
President and Chief Executive Officer
1347 Property Insurance Holdings, Inc.
9100 Bluebonnet Centre Blvd., Suite 502
Baton Rouge, LA 70809

> **Re:** **1347 Property Insurance Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 25, 2014**
> **File No. 333-193314**

Dear Mr. Raucy:

We have reviewed your amended registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement again and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please explain to us when you expect the 1,000: 1 stock split to be completed and how you plan to address inconsistencies between shares and per share amounts presented in your Capitalization and Dilution disclosure and the corresponding amounts presented in your historical financial statements.

Capitalization, page 33

2. Please revise your disclosure to present a pro forma column which includes the items you identified in (i) and ii) in the headnote to your tabular disclosure and then a pro forma as adjusted column which would include the above items and the issuance of shares in this offering.

Dilution, page 34

3. You have not disclosed a net tangible book value per share before the planned offering that is consistent with historical amounts shown in your consolidated balance sheet at December 31, 2013. Please explain to us your basis for concluding that this presentation of dilution per share to new investors conforms to guidance in Item 506 of Regulation S-K.

Notes to Consolidated Financial Statements
1. Description of the Company and Summary of Significant Accounting Policies
Significant Accounting Policies, page F-9

4. Please explain why you omitted the disclosure, "Recently Issued Accounting Standards."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Joel L. Rubinstein, Esq.
        Eric Orsic, Esq.
        McDermott Will & Emery LLP
        340 Madison Avenue
        New York, New York 10173